
June 25, 2015

Via E-mail
Iurii Iurtaev
President and Principal Executive Officer
Lepota, Inc.
5348 Vegas Dr.
Las Vegas, NV 89108

> **Re:** **Lepota, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed June 10, 2015**
> **File No. 333-198808**

Dear Mr. Iurtaev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2015 letter.

Dilution of the Price You Pay for Your Shares, page 15

1. It appears that you removed your tabular disclosure for the per share dilution information assuming that 25%, 50%, 75% and 100% of the offering common stock is sold. Please amend your filing to provide the dilution information as required by Item 506 of Regulation S-K under each of the offering assumptions.

Certain Relationships and Related Transactions, page 45

2. Refer to prior comment 1. It is unclear how you concluded that the $3,600 amount of the loan was the largest aggregate amount of principal outstanding during the period when

you disclose in the S-1 filed on December 24, 2014 that there was $7,345 outstanding. Please revise or advise.

Report of Independent Registered Public Accounting Firm, page F-1

3.   On June 16, 2015, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Harris & Gillespie CPA's, PLLC (http://pcaobus.org/Enforcement/Decisions/Documents/Harris.pdf). As Harris & Gillespie is no longer registered with the PCAOB, you may not include its audit report in your filings with the Commission on or after June 16, 2015. You should have a firm that is registered with the PCAOB re-audit your financial statements for fiscal year ended July 31, 2014. Please also revise your disclosure under the changes in and disagreements with accountants on accounting and financial disclosure section on page 35 to indicate that the PCAOB has revoked the registration of your prior auditor, Harris & Gillespie. If you are unable to obtain an Exhibit 16 letter from Harris & Gillespie at the time you file your amendment to Form S-1, please disclose this fact in the amendment.

Condensed Financial Statements (Unaudited), page F-12

4.   It appears that you did not respond to comment 2 in our letter dated June 1, 2015. Thus, we reissue such comment. Please revise your filing to provide a condensed statement of operations and a condensed statement of cash flows for the interim period from December 9, 2013 (date of inception) to January 31, 2014. We refer you to Rule 8-03 of Regulation S-X for guidance.

        You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.   Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director

cc: Frederick C. Bauman, Esq.